SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)
                   Under the Securities Exchange Act of 1934


                       Mechanical Technology Incorporated
                   -----------------------------------------
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                   583538103
                                 --------------
                                 (CUSIP Number)

                              Howard Kelberg, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004

                                 (212) 858-1334
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 April 26, 1996
                            ------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d- 1(b)(3) or (4), check the following:    [ ]

Check the following box if a fee is being paid with this Statement:   [ ]

                                  SCHEDULE 13D

- ------------------------
                       |
CUSIP NO.  583538103   |
                       |
- ------------------------
- --------------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 First Albany Companies Inc.
- --------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
- --------------------------------------------------------------------------------
    3.   SEC USE ONLY
- --------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                               WC
- --------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
- --------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         First Albany Companies Inc. is organized under the laws
         of the State of New York
- --------------------------------------------------------------------------------
NUMBER OF SHARES                  7.   SOLE VOTING POWER
                                       1,036,698 (including 909,091 which
                                       there is a right to acquire)
                             ---------------------------------------------------
BENEFICIALLY OWNED BY             8.   SHARED VOTING POWER
                                                    140,000
                             ---------------------------------------------------
EACH PERSON WITH                  9.   SOLE DISPOSITIVE POWER
                                       1,036,698 (including 909,091 which
                                       there is a right to acquire)
                             ---------------------------------------------------
                                  10.  SHARED DISPOSITIVE POWER
                                                        0
- --------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         1,036,698 (including 909,091 which there is a right to
         acquire and excluding 140,000 which there is a
         right to vote pursuant to a limited purpose proxy)
- --------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES   [X]
- --------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
         29.0%
- --------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                       CO
- --------------------------------------------------------------------------------

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                  The items  identified  below,  or the particular  paragraph of such items that are identified below, are amended or restated as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D.


                                  SCHEDULE 13D


Item 4.           Purpose of Transaction.
                  ----------------------

                  The purpose of the acquisition of securities of the Issuer described herein is to influence the Board of Directors and the management of the Issuer, to assist in the revitalization of the Issuer, and for investment. FAC is seeking representation on the Issuer's Board of Directors, to be considered and acted upon at the adjourned 1996 Annual Shareholders Meeting on May 16, 1996.

                  In connection with seeking such Board representation, on April 26, 1996, FAC (together with George C. McNamee, who is Chairman, a director and Co-Chief Executive Officer of FAC, and Alan P. Goldberg, who is a director, President and Co-Chief Executive Officer of FAC) filed a Preliminary Proxy Statement on Schedule 14A (the "First Albany Committee Proxy Statement") with the Securities and Exchange Commission. As contemplated by the First Albany Committee Proxy Statement, FAC (through Messrs. McNamee and Goldberg and certain other representatives) is soliciting support for (and is, or may be deemed to be, soliciting proxies to vote in favor of) the election of (i) Messrs. McNamee and Goldberg and (ii) the nominees supported by the Issuer's current Board of Directors (who are described in the Issuer's Proxy Statement dated February 16,
1996), other than Albert W. Lawrence and Lawrence A. Shore.

                  FAC has engaged in discussions with certain officers and directors of the Issuer and with certain other significant shareholders relating to changes in the present Board of Directors and the designation of certain representatives of FAC to serve as members of the Board of Directors. The First Albany Committee Proxy Statement has been filed in connection with FAC's intention to solicit certain additional significant shareholders of the Issuer. Nevertheless, FAC reserves the right to solicit all shareholders, as contemplated by the First Albany Committee Proxy Statement.

                  The Issuer's by-laws provide that the Board of Directors shall consist of not less than five nor more than fifteen directors, as determined by the Board of Directors from time to time. The Issuer's by-laws further provide that if the office of any director or directors becomes vacant for any reason, the directors in office may choose a successor or successors who shall hold office for the unexpired term in respect to which such vacancy occurred or until the next election of directors, or any vacancy may be filled by shareholders at any meeting thereof.

                  If elected, Messrs. McNamee and Goldberg currently intend to seek to increase the size of the Board from six to seven or more directors, pursuant to the foregoing provisions,

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and to cause Beno Sternlicht, a founder of the Issuer, to be appointed to one of such resulting vacancies. Any decision by such nominees to take such action would be dependent upon the composition of the Board, actions taken by management and the current Board and other circumstances then existing. Mr. Sternlicht has not agreed to accept any such appointment; accordingly, there is no assurance that he would serve if so appointed.

                  In connection with its then ongoing negotiations with the Liquidator (as defined below) with respect to the possible purchase of approximately 25% of the outstanding Shares, on March 26, 1996, FAC obtained a limited purpose proxy (included as Exhibit A hereto and incorporated herein by reference) from Ford Motor Company relating to 156,250 Shares beneficially owned by Ford Motor Company and on March 28, 1996, FAC obtained a limited purpose proxy (included as Exhibit B hereto and incorporated herein by reference) from Atlas Copco AB relating to 140,000 Shares beneficially owned by Atlas Copco AB (collectively, the "Proxy Shares"). Such proxies authorized FAC to vote such Shares at the Issuer's 1996 Annual Stockholders Meeting scheduled for March 28, 1996 (and, in the case of the proxy from Atlas Copco AB, at any adjournment thereof) for an adjournment of such meeting. Without a formal vote of stockholders (and therefore, without exercise of such proxies), the Issuer's 1996 Annual Stockholders Meeting has been adjourned to May 16, 1996.

                  On April 12, 1996, FAC entered into a Purchase Agreement (as described in Item 6 below), pursuant to which FAC, subject to the satisfaction of certain conditions, will purchase 909,091 Shares and the Purchased Debt (as defined below). In connection with negotiating the foregoing and FAC's request for approval of such transactions by the Board of Directors of the Issuer pursuant to Section 912 of the New York Business Corporation Law (the New York anti-takeover statute), FAC has delivered letters to the Board of Directors of the Issuer and to a board member (attached as Exhibits C, D, E and F hereto and incorporated by reference herein (collectively, the "Board Correspondence")), as described in Item 6 below.

                  The Board Correspondence sets forth, among other things, that FAC plans (based on the then current economic condition of the Issuer) to assist in the revitalization of the Issuer by enhancing the Issuer's balance sheet through a private placement of approximately $2,000,000 in new equity and through the restructuring or refinancing of the Purchased Debt, as described in
Item 6 below. FAC anticipates that in the case of any private placement by the Issuer to raise new equity, FAC would seek to be designated as placement agent, on terms no less favorable to the Issuer than those that the Issuer could obtain from a third party on an arm's length basis. FAC also plans to maintain the Issuer as a viable going concern that provides jobs and economic opportunities in the New York capital region. FAC also stated that it intends, through the contemplated stock and debt purchases, to act in the best interests of the Issuer and does not intend to strip the assets of the Issuer, do a leveraged buyout, squeeze out minority shareholders or merge the Issuer with FAC or any of its subsidiaries. Reference is made to Item 6 hereof and the copies of the Board Correspondence attached hereto and incorporated by reference herein for additional information regarding the Board Correspondence.

                  No assurance can be given that FAC or its nominees will be able to implement any of the foregoing plans or produce favorable financial results. FAC could, and expressly reserves the right to, modify its plans with respect to FAC.

                  The Board Correspondence contains certain representations regarding FAC's intentions with respect to the Issuer. Nevertheless, FAC notes that such expressions of intent were stated based solely on then current conditions and circumstances and were not intended to, and do not constitute, binding obligations of FAC. FAC expressly reserves the right to take actions inconsistent with the intentions expressed in such Board Correspondence, although FAC has no current plans to do so.

                  Prior to entering into the Purchase Agreement, FAC was advised by the Issuer that the Board of Directors of the Issuer had approved the purchases contemplated by the Purchase Agreement. A copy of the resolution of the Issuer approving the purchases is attached as Exhibit H hereto and incorporated by reference herein.

                  From time to time, FAC has engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and FAC intends to engage in such discussions in the future.

                  From time to time, FAC may buy or sell additional Shares, on the open market, in private negotiated transactions, from the Issuer or otherwise.

                  Notwithstanding the foregoing, as a significant shareholder of the Issuer and through any of its representatives that may be members of the Issuer's Board of Directors, FAC may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) material changes in the present capitalization or dividend policy of the Issuer, (iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's certificate of incorporation and by-laws or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter-dealer quotation system of a registered national securities association, (vii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (viii) any action similar to any of those enumerated above.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.
                  ------------------------------------------------------

                  FAC received limited purpose proxies from Ford Motor Company (which is no longer effective by its terms) and Atlas Copco AB to vote for adjournment of the Issuer's 1996 Stockholders Meeting.

                  FAC has entered into a Stock and Debt Purchase Agreement (the "Purchase Agreement," a copy of which is attached hereto as Exhibit G and incorporated by reference herein) dated as of April 12, 1996 with the New York Superintendent of Insurance, as Liquidator (the "Liquidator") of United Community Insurance Company ("UCIC") to purchase (i) 909,091 Shares at a purchase price of $1.50 per share and (ii) certain rights in $3,000,000 principal amount (plus accrued and unpaid interest) of indebtedness, in respect of which the Issuer is an obligor, for consideration of $1.00 (the "Purchased Debt"). Certain officers and directors of the Issuer had been officers or directors of UCIC.

                  On April 17, 1996, in connection with its oversight of the liquidation proceedings of UCIC and at the recommendation of the Liquidator, the Supreme Court of the State of New York, Fourth Judicial District, issued an order approving the Purchase Agreement, as required by applicable law.

                  Pursuant to the Purchase Agreement, FAC has agreed that if it or any of its affiliates purchases any Shares directly from the Lawrence Group, Inc. (of which UCIC had been a wholly-owned subsidiary), or any affiliates or subsidiaries thereof, within six months after the closing date, FAC will pay the Liquidator the difference between the per share price paid to such entity and $1.50, multiplied by 909,091 Shares.

                  FAC's obligations to consummate the transactions contemplated by the Purchase Agreement are subject to satisfaction of certain conditions, including (i) satisfactory review of an accurate and current assessment of environmental issues affecting the Issuer or any real property owned by it, reflecting no environmental liabilities that will or can exceed $100,000 (excluding amounts already reserved for), (ii) substantial resolution of certain pending threatened criminal proceedings against the Issuer's UTE subsidiary,
(iii) substantial resolution of the bankruptcy proceedings pending against the Issuer's UTE subsidiary, (iv) satisfactory completion of FAC's due diligence and (v) certain other customary conditions specified in the Purchase Agreement.

                  The  Liquidator's  obligations to consummate the  transactions contemplated under the Purchase Agreement are subject to the accuracy of the representations and warranties of FAC made in the Purchase Agreement, performance by FAC of its obligations under the Purchase Agreement and payment under the Purchase Agreement.

                  There can be no assurance that the transactions contemplated by the Purchase Agreement will be consummated.

                  In connection with the Purchase Agreement, on the closing date, FAC has the right to receive an irrevocable written proxy to vote the Shares (the form of which is attached as an exhibit to the Purchase Agreement), at any shareholders meeting, including but not limited to the Issuer's 1996 Annual Stockholder's meeting, and any adjournments thereof. Such proxy shall expire by its terms on March 28, 1997 unless otherwise extended by the express written consent of the parties to the Purchase Agreement.

                  In connection with its negotiations of the Purchase Agreement and FAC's request for approval of such transactions by the Board of Directors of the Issuer pursuant to Section 912 of the New York Business Corporation Law (the New York anti-takeover statute), on March 28, 1996, FAC delivered a letter to the Board of Directors (attached as Exhibit C hereto and incorporated herein by reference), in which, among other things, FAC expressed its plans to assist in the revitalization of the Issuer. On March 28, 1996, FAC also delivered a similar letter to a board member (attached as Exhibit D hereto and incorporated herein by reference), on April 3, 1996, FAC delivered an additional letter to the Board of Directors (attached as Exhibit E hereto and incorporated herein by reference) and on April 11, 1996, FAC delivered an additional letter to the Board of Directors (attached as Exhibit F hereto and incorporated herein by reference).

                  In the letter dated April 3, 1996, FAC represented, among other things, that it is its intention to assist in the recapitalization of the Issuer in order to preserve and enhance the economic benefits it brings to the New York capital region. FAC indicated that is not its intention to enter into any transactions with the Issuer other than to negotiate a restructuring or refinancing of the purchased indebtedness and, specifically, that FAC shall not
(i) merge with the Issuer, (ii) cause the consolidation of the Issuer into FAC or any of its subsidiaries or (iii) participate as a principal in the sale or lease of greater than 10% of the assets of the Issuer. FAC also represented that if the Issuer and the Board of Directors determine that a rights offering is in the best interests of the Issuer and its shareholders, FAC shall either abstain or recuse itself from any vote of shareholders or, if it is represented on the Board of Directors, any vote of the directors, on such an issue.

                  In the same letter, the Issuer also indicated that, in negotiating and discussing any restructuring of the indebtedness that it is negotiating to purchase, FAC will consider certain options, including (i) restructuring such debt on terms and conditions more favorable than currently exist and on terms and conditions at least comparable to those existing in the marketplace at the time of the restructuring, (ii) conversion of the debt to preferred stock, (iii) conversion of the debt to common stock (at a per share price of not less than $1.50 per share) and (iv) some combination of the options that the Issuer or the Board presents. The letter indicates that any restructuring would be subject to the approval by a majority of disinterested directors of the Board of Directors. The letter also indicates that FAC will propose raising approximately $2 million in equity pursuant to a private placement.

                  In the letter dated April 11, 1996, FAC reiterated and represented, among other things, that it is not its intention to enter into any transactions with the Issuer other than to negotiate a restructuring or refinancing of the Purchased Debt and shall not (i) merge with the Issuer, or cause the Issuer to merge or to be merged with any of its subsidiaries or affiliates, (ii) cause the consolidation of the Issuer into FAC or any of its subsidiaries or affiliates or (iii) participate as a principal in the sale or lease of greater than ten percent of the assets of the Issuer.

                  In the letter of April 11, FAC indicated that should the Issuer and the Board of Directors determine that a preemptive rights offering is in the best interests of the Issuer and its shareholders in connection with a conversion of the Purchased Debt to equity or the offer of additional common stock of the Issuer in a private placement to accredited investors, FAC shall either abstain or recuse itself from any vote of shareholders or, should FAC be represented on the Board of Directors, any vote of the directors, on such an issue.

                  The Board Correspondence contains certain representations regarding FAC's intentions with respect to the Issuer. Nevertheless, FAC notes that such expressions of intent were stated based solely on then current conditions and circumstances and were not intended to, and do not constitute, binding obligations of FAC. FAC expressly reserves the right to take actions inconsistent with the intentions expressed in such Board Correspondence, although FAC has no current plans to do so.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

         Exhibit A -              Limited  purpose  proxy  of Ford  Motor
                                  Company (Incorporated by reference to the Original Schedule 13D of FAC, as filed April
                                  5, 1996 (the "Original Filing")).

         Exhibit B -              Limited purpose proxy of Atlas Copco AB
                                  (Incorporated by reference to the Original
                                  Filing).

         Exhibit C -              Letter from FAC to the Issuer's Board of
                                  Directors, dated March 28, 1996 (Incorporated by reference to the Original Filing).

         Exhibit D -              Letter from FAC to Issuer Board Member, dated
                                  March 28, 1996 (Incorporated by reference to the Original Filing).

         Exhibit E -              Letter from FAC to Issuer Board Member, dated
                                  April 3, 1996 (Incorporated by reference to the Original Filing).

         Exhibit F -              Letter from FAC to the Issuer's Board of
                                  Directors, dated April 11, 1996 (Incorporated by reference to Amendment No. 1 to the
                                  Schedule 13D, as filed April 12, 1996
                                  ("Amendment No. 1").

         Exhibit G -              Agreement for the Purchase of Stock and Debt
                                  by and between FAC and the Liquidator, dated as of April 12, 1996 (Confidential Treatment
                                  Requested)(Incorporated by reference to
                                  Amendment No. 1).

         Exhibit H -              Resolution of the Issuer's Board of
                                  Directors, approving the purchases under the Purchase Agreement, pursuant to Section 912 of the N.Y. Business Corporation Law
                                  (Incorporated by reference to Amendment No.
                                  1).

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  April 26, 1996                 FIRST ALBANY COMPANIES INC.



                                  By:  /s/ MICHAEL R. LINDBURG
                                       Name: Michael R. Lindburg
                                       Title: Secretary


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